The Prudential Series Fund, Inc.
For the fiscal year ended 12/31/03
File number 811-40896

SUB-ITEM 77D
Policies With Respect to Security Investment

THE PRUDENTIAL SERIES FUND, INC.
SUPPLEMENT DATED NOVEMBER 19, 2003 to
PROSPECTUS DATED MAY 1, 2003

________________________________________________________

SP Large Cap Value Portfolio

	Effective on or about January 20, 2004 each section of the prospectus is replaced as noted below:

INVESTMENT OBJECTIVES AND PRINCIPAL STRATEGIES OF THE PORTFOLIOS

SP Large Cap Value Portfolio

Investment Objective:  long-term growth of capital.

We normally invest at least 80% of the Portfolio's investable assets (net assets plus any borrowings made for investment purposes) in common stocks and securities convertible into common stock of companies. The Portfolio generally defines large capitalization companies as those with a total market capitalization of $5 billion or more (measured at the time of purchase). While we make every effort to achieve our objective, we can't guarantee success and it is possible that you could lose money.


	Principal Risks:
*	company risk
*	foreign investment risk
*	management risk
*	market risk
*	portfolio turnover risk
*	style risk
.. . . . . . .

MORE DETAILED INFORMATION ON HOW THE PORTFOLIOS INVEST -
Investment Objectives and
Policies




SP Large Cap Value Portfolio

The investment objective of this Portfolio is long-term growth of capital. While we make every effort to achieve our objective, we can't guarantee success and it is possible that you could lose money.

The Portfolio is co-managed by J.P. Morgan Investment
Management Inc. (J.P. Morgan) and
Hotchkis and Wiley Capital Management LLC (Hotchkis and Wiley).
Each of J.P. Morgan and
Hotchkis and Wiley are responsible for managing approximately
50% of the Portfolio's
assets.

The Portfolio normally invests at least 80% of its investable assets in common stocks and securities convertible into common stock of companies.
The Portfolio generally defines
large capitalization companies as those with a total market capitalization of $5 billion or more (measured at the time of purchase). The Portfolio will not change this policy unless it provides 60 days written notice to contract owners.

The Portfolio seeks to achieve its objective through investments primarily in equity securities of large capitalization companies that are believed to be undervalued and have an above-average potential to increase in price, given the company's sales, earnings, book value, cash flow and recent performance.

The Portfolio may invest in debt obligations for their appreciation potential, including debt obligations issued by the U.S. Treasury, debt obligations issued or guaranteed by the
U.S. Government, and debt obligations issued by U.S. and foreign companies that are rated at least A by Standard & Poor's or by Moody's or the equivalent by another major rating service. The Portfolio may also invest in preferred stock and bonds that have attached warrants, convertible debt and convertible preferred stock, and asset-backed securities.

The Portfolio may also use alternative investment strategies ? including derivatives ? to try to improve the Portfolio?s returns, protect its assets or for short-term cash management. We may: purchase and sell options on equity or debt securities, stock indexes and foreign currencies; purchase and sell stock index and foreign currency futures contracts and options on these futures contracts; and enter into forward foreign currency exchange contracts and swaps.

The Portfolio may enter into repurchase agreements.

In response to adverse market, economic or political conditions, the Portfolio may
temporarily invest up to 100% of its assets in money market instruments or U.S. Government securities. Investing heavily in these securities limits our ability to achieve the
Portfolio's investment objective, but can help to preserve
the Portfolio's assets when the
markets are unstable.
.. . . . . . .


	HOW THE FUND IS MANAGED -- Investment Subadvisers

J.P. Morgan Investment Management Inc. (J.P. Morgan) serves as the subadviser for approximately 50% of the assets of the SP Large Cap Value Portfolio. J.P. Morgan is an indirect wholly-owned subsidiary of J.P. Morgan Chase & Co., a publicly held bank holding company and global financial services firm. J.P. Morgan manages assets for governments, corporations, endowments, foundations and individuals worldwide.
As of September 30,
2003, J.P. Morgan and its affiliated companies had approximately
$527 billion in assets
under management worldwide. The address of J.P. Morgan is 522 Fifth Avenue, New York, New
York 10036.

Hotchkis and Wiley Capital Management LLC (Hotchkis and Wiley) serves as the subadviser for approximately 50% of the assets of the SP Large Cap Value Portfolio. Hotchkis & Wiley is a registered investment adviser, the primary members of which are HWCap Holdings, a limited liability company whose members are employees of Hotchkis & Wiley, and Stephens-
H&W, a limited liability company whose primary member is Stephen Group, Inc., which is a diversified holding company. As of August 31, 2003, Hotchkis and Wiley had approximately
$6.6 billion in assets under management. Hotchkis and Wiley's address is 725 South
Figueroa Street, Suite 3900, Los Angeles, California 90017-5439.

.. . . . . . . . . .

	HOW THE FUND IS MANAGED -- Portfolio Managers

SP Large Cap Value Portfolio

The portfolio managers responsible for management of the J.P. Morgan segment of the SP
Large Cap Value Portfolio are Bernard A. Kroll, Jonathan N. Golub and Raffaele Zingone.
Mr. Kroll is a Managing Director of J.P. Morgan and a portfolio manager in its structured
Equity Group. He joined J.P. Morgan in 1996. Mr. Golub, a Vice President at J.P. Morgan, is a portfolio manager in the U.S. Equity Group and joined
J.P. Morgan in April 2001,
prior to which he led the consultant-relations effort at Scudder Kemper Investments. Mr.
Zingone, a Vice President of J.P. Morgan, is a portfolio manager in the U.S. Equity Group.
He joined J.P. Morgan in 1991.

The portfolio manager responsible for management of the Hotchkis and Wiley segment of the SP Large Cap Value Portfolio is Sheldon J. Lieberman.
Mr. Lieberman has been with
Hotchkis and Wiley and its predecessors since 1994.

.. . . . . . . . .

Effective on or about January 20, 2004, the section of the Statement of Additional
Information titled "Investment Objectives and Policies of the Portfolios -- Other
Investment Practices of the SP Large Cap Value and
SP Small/Mid Cap Value Portfolios" is
deleted in its entirety.

Effective on or about January 20, 2004, the section of the Statement of Additional
Information titled "Investment Restrictions --
Fundamental Investment Restrictions
Applicable only to SP Large Cap Value Portfolio and
SP Small/Mid Cap Value Portfolio" is
revised to delete all non-fundamental investment limitations or restrictions.







MF2003C11